August 7, 2013	News Release 13-16

SILVER STANDARD REPORTS SECOND QUARTER 2013 RESULTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (the "Company") reports consolidated financial results for the second quarter ended June 30, 2013 and other corporate activities.

“We are focused on taking the right steps given the current market conditions, whilst preserving long-term value. This quarter, Pirquitas continued delivering to our production plan and costs are being reduced, which can be seen in our revised guidance,” said John Smith, President and CEO. “Although Silver Standard has a substantial cash balance, we have advanced a cost restructuring program throughout the organization aimed at real cost savings and improved operating performance. Looking ahead, Pitarrilla is a key driver of our long-term growth and continues to advance due to our solid technical capability and liquidity.”

Second Quarter 2013 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪
Lowered 2013 cash cost guidance: Reduced 2013 cash cost guidance by 18% to between $14.00 and $15.00 per payable ounce of silver sold and reported second quarter cash costs at Pirquitas of $13.03 per payable ounce of silver sold.

▪
Delivered to plan at Pirquitas: Produced 1.9 million ounces of silver, on track to achieve improved full year production guidance of 8.3 to 8.5 million ounces of silver. Produced a record 5.6 million pounds of zinc, the highest quarterly zinc production since mine start-up.

▪	Sold consistently into long-term sales contracts: Sold 2.2 million ounces of silver, generating revenue of $32.7 million.

▪
Advanced cost restructuring program: Cost reduction program at Pirquitas advanced with headcount reductions of 7% to date with further reductions planned. Structured programs focusing on third party contract services and operational controls at the plant and mine have been initiated to drive efficiency and positively reposition the mine on the industry cost curve.

▪	Recognized impairment: Recognized non-cash, pre-tax impairment charge and write-downs of $221.7 million related to Pirquitas, exploration projects and assets held for sale.

▪
Progressed Pitarrilla with pre-construction activities: Submitted a final Environmental Impact Statement and tendered the EPCM contract. Advanced surface access rights processes and commenced formal partner and financing plan.

▪	Maintained strong liquidity position: Cash balance of $435.8 million as at June 30, 2013.

Pirquitas Mine, Argentina
Summary Mine Operating Statistics

		Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012
Total material mined	Kt	4,471	4,210	4,415	4,333	4,483
Ore milled	Kt	365	396	417	404	386
Silver mill feed grade	g/t	216	207	212	214	219
Zinc mill feed grade	%	1.53	0.92	0.67	0.65	0.66
Silver recovery	%	74.8	76.3	79.9	77.7	74.5
Zinc recovery (zinc concentrate)%		46.0	41.1	41.7	38.8	35.3
Silver produced	'000 oz	1,890	2,017	2,268	2,163	2,021
Zinc produced (zinc concentrate)	'000 lbs	5,589	3,323	2,615	2,256	1,907
Silver sold	'000 oz	2,207	2,018	3,218	2,770	1,859
Zinc sold (zinc concentrate)	'000 lbs	2,217	2,147	2,731	2,152	1,791
Realized silver price	US$/oz	22.47	30.68	32.69	29.37	30.06
Cash costs (1)	US$/oz	13.03	13.58	16.13	17.59	16.54
Total costs (1)	US$/oz	20.05	20.06	23.85	24.43	23.49

(1)
We report non-GAAP cost per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas Mine. See "Cautionary Note Regarding Non-GAAP Measures". Information has been restated as discussed in section 13 of the Management's Discussion and Analysis of the Financial Position and Results of Operations for the three and six months ended June 30, 2013 ("MD&A").

Mine production

The Pirquitas Mine produced 1.9 million ounces of silver in the second quarter of 2013, in line with our mine plan, but down from the 2.0 million ounces produced in the first quarter of 2013. The decline in silver production reflects planned lower tonnage through the mill and expected lower plant recoveries due to the nature of the transitional ore processed. Also, contributing to this reduction was the planned maintenance shutdown for a reline of the ball mill. Ore was milled at an average rate of 4,009 tonnes per day, notwithstanding the variation in ore types as a result of the phase transition in the open pit. This is in line with the plant's nominal design, although down from the average milling rate of 4,402 tonnes per day in the first quarter of 2013. The second quarter of 2013 was expected to be the lowest production quarter of the year for the mine and stronger results through the end of 2013 are expected. We sold 2.2 million ounces of silver during the second quarter, above production levels due to timing of deliveries under long-term agreements.

The mine also produced 5.6 million pounds of zinc in the second quarter, a 68% improvement compared to the first quarter of 2013 and the highest quarterly zinc production result in the history of the mine. This record zinc production reflects higher zinc grades and plant recoveries as we mined more of the zinc-rich Potosi area of the San Miguel open pit.

During the second quarter of 2013, 365,000 tonnes of ore were milled, compared to 396,000 tonnes in the first quarter of 2013. The decrease was primarily the result of the planned maintenance shutdown for the ball mill reline. Ore milled contained an average silver grade of 216 g/t, 4% higher than the 207 g/t reported in the first quarter, due to more efficient use of the concentrator jigs. The average recovery rate for silver decreased to 74.8% from 76.3% in the previous quarter, mainly due to more oxidized and transitional ore in the mill feed. As Phase 2 of the San Miguel open pit deepens, the proportion of oxide and transitional ore in the mill feed is expected to decrease.

Mine operating costs

Cash costs per payable ounce of silver and total cost per payable ounce of silver are non-GAAP financial measures. See "Cautionary Note Regarding Non-GAAP Measures".

Cash costs, which include cost of inventory, treatment and refining costs, and by-product credits, were $13.03 per payable ounce of silver sold in the second quarter of 2013 compared to $13.58 per payable ounce of silver sold in the first quarter of 2013 and $16.54 per payable ounce of silver sold in the second quarter of 2012. Cash costs in the second quarter of 2013 benefited from lower operating costs and more favorable concentrate sales terms compared to the second quarter of 2012. The decline in cash costs was also a result of the adoption of IFRIC 20. The impact of IFRIC 20 on our cash costs on a per payable ounce basis commenced January 1, 2012. As a result of the adoption of this new accounting standard, mining costs were removed from stockpile inventory and capitalized as a Stripping Activity Asset. Inventory sold in the second quarter of 2012 was at a higher per unit cost compared to the second quarter of 2013 as the majority of concentrate sold included previously incurred stripping costs. As we progressed through 2012 and into the first and second quarters of 2013, the effect of capitalizing stripping costs reduced the weighted average cost of finished goods inventory and hence reduced cost of inventory, on a per payable ounce basis.

Total costs, which include silver export duties, depreciation, depletion and amortization, were $20.05 per payable ounce of silver sold in the second quarter of 2013 compared to $20.06 per payable ounce of silver sold in the first quarter of 2013 and $23.49 per payable ounce of silver sold in the second quarter of 2012. These non-cash items were reasonably consistent per payable ounce of silver. Therefore, the main driver for the decrease in total costs is related to the reduction in cash costs, as discussed above.

Exploration at Pirquitas

During the second quarter of 2013, we completed a diamond drilling campaign of 6,923 meters being drilled in seventeen holes. This program was designed to follow up on the delineation of Indicated and Inferred Mineral Resources that constitute the Cortaderas deposit which were reported in last quarter's Management's Discussion and Analysis. Results from the drillholes are still being evaluated with early indications identifying one target that may warrant additional drilling.
The Cortaderas deposit of silver-zinc mineralization is located approximately 500 meters north of the San Miguel open pit and is estimated to contain 3.6 million tonnes of Indicated Mineral Resources averaging 137 g/t silver at a silver cut-off grade of 50 g/t, for 15.6 million ounces of contained silver. In addition, there are an estimated 2.7 million tonnes of Inferred Mineral Resources averaging 162 g/t at a silver cut-off grade of 50 g/t, that contains 14.1 million ounces of silver.

In the first six months of 2013, we initiated a Preliminary Economic Assessment ("PEA") on the Cortaderas deposit. The resources were identified through the drill campaign completed in the second half of 2012. The purpose of the PEA is to assess the economic opportunity of underground mining at Cortaderas and extend the Pirquitas mine life.

The Mineral Resources estimate for the Cortaderas Area was completed by Jeremy D. Vincent B.Sc (Hons), P.Geo, in accordance with the standards of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the definition standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”).

Outlook

This section of the news release provides management's production and cost estimates for the remainder of 2013. Major capital, exploration and development expenditures are also discussed. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in this news release.

Based on delivery of silver production to plan through the open pit transition at the Pirquitas Mine in the first six months of 2013, we are increasing the low end of our production range to 8.3 million ounces of silver, while maintaining the upper end of the range at 8.5 million ounces of silver. Silver production in the second half of 2013 is expected to increase relative to the first half and particularly in the fourth quarter, as the Pirquitas Mine reaches more consistent sulfide ore supply. Silver sales are still expected to match production over the year. Zinc production guidance is re-affirmed at over 20 million pounds for 2013.

We are lowering our cash cost guidance per payable ounce of silver sold to between $14.00 and $15.00 per payable ounce of silver for the full year of 2013, down from the original guidance of between $17.00 and $18.50 per payable ounce of silver. This updated cash cost guidance is based on a silver price assumption of $22.00 per ounce and a zinc price assumption of $0.85 per pound. The reduction in cash cost guidance is driven by the initial impacts of our cost restructuring activities and more favorable concentrate sales terms, which also impacted our first half of 2013 cash cost results. The restructuring program at the Pirquitas Mine is expected to continue through the first quarter of 2014, with the objective of sustainable and structural change to reduce operating costs and improve operating performance.

Expected capital investments at the Pirquitas Mine for the full year of 2013 are forecast at approximately $28 million, as reductions in expenditures to the zinc circuit, tailings lift and other projects will be offset by strategic investments to replace the ore mining contractor with a company-owned fleet that is aimed at reducing life of mine operating costs. Deferred stripping expenditures for the second half of the year are expected to be approximately $8 million, bringing full-year guidance to $26 million. These capital activities are necessary for the repositioning of the Pirquitas Mine operating cost structure.

Projected development spend at Pitarrilla and other projects remains at $17 million for 2013, excluding any one-time land payments. Reductions in exploration expenditures through the second half of 2013 have resulted in a decrease in full year guidance to $12.5 million from $15 million. The remainder of 2013 exploration activities will now focus on our properties in Mexico.

Subsequent to the end of the second quarter, approximately 25% of our head office staff, including certain senior positions, were retrenched to reduce expenditures and focus activities on key priorities. As a result of these reductions, we expect to take an approximate $2.5 million charge in the third quarter of 2013. We continue to respond and adapt to the changing external environment, while advancing our key strategic priorities.

Financial Results

Mine Operations

▪
Revenues were $32.7 million in the second quarter of 2013, versus $42.4 million in the quarter ended June 30, 2012. Cost of sales was $51.6 million including $11.3 million of non-cash depletion, depreciation and amortization and a $12.2 million write-down of inventory stockpiles in the quarter ended June 30, 2013. This compares to a cost of sales of $34.2 million including $7.9 million of non-cash depletion, depreciation and amortization in the quarter ended June 30, 2012.

▪	Loss from mine operations was $19.0 million in the second quarter of 2013, compared to income from mine operations of $8.2 million in the second quarter of 2012.

Net Income

▪	Net loss of $235.9 million, or $2.92 per share, in the quarter ended June 30, 2013, compared to net income of $35.0 million, or $0.43 per share, in the quarter ended June 30, 2012.

▪	Non-cash, pre-tax impairment charge and write-downs of $221.7 million related to Pirquitas, exploration projects and assets held for sale were recognized at June 30, 2013.

Liquidity

▪
Cash and cash equivalents were $435.8 million at June 30, 2013, compared to $366.9 million as of December 31, 2012. Working capital was $630.4 million at June 30, 2013, compared to $350.9 million at December 31, 2012.

Selected Financial Data
(US$000's, except per share amounts)

This summary of selected financial data should be read in conjunction with the MD&A, the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2013, and the audited consolidated annual financial statements for the year ended December 31, 2012.

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012 (1)
Revenue	32,654	42,412
Income (loss) from mine operations	(18,971)	8,234
Operating loss	(229,471)	(822)
Net (loss) income of the period	(235,945)	35,017
Basic (loss) earnings per share	(2.92)	0.43
Cash generated by operating activities	2,287	21,168
Cash (used) generated by investing activities	(28,328)	37,298
Cash generated by financing activities	—	20

Financial Position	June 30, 2013	December 31, 2012 (1)
Cash and cash equivalents	435,805	366,947
Current assets – total	707,636	565,724
Current liabilities – total	77,222	214,812
Working capital	630,414	350,912
Total assets	1,176,363	1,324,685

(1)	Certain information for 2012 has been restated for IFRIC 20 (see section 14 of the MD&A).

Principal Projects

Pitarrilla, Mexico

A total of $3.6 million was spent during the six months ended June 30, 2013 at our wholly-owned Pitarrilla project located in the State of Durango, Mexico compared to $13.4 million in the six months ended June 30, 2012.

During the six months ended June 30, 2013, we continued to progress towards a construction decision and focused efforts on the following:

▪	Advancing pre-construction activities including access road work, construction of the initial project landfill and exploration activities for additional water sources;

▪	Securing remaining surface access rights through various legal and negotiated processes;

▪	Submitted the final Environmental Impact Statement and advancing the accompanying Change of Land Use statement;

▪	Undertaking technical discussions and exploring options with potential suppliers of mobile equipment, EPCM companies and other equipment suppliers; and

▪	Appointing financial advisors and entering into discussions with potential partners, while considering alternative financing strategies.

Our Pitarrilla project is located approximately 160 kilometres north-northwest of the city of Durango. Once in production, Pitarrilla is expected to be one of the largest silver mines in Mexico, producing an estimated 333 million ounces of silver, 582 million pounds of lead and 1,669 million pounds of zinc over a 32-year project life as outlined in the technical report dated December 14, 2012 and entitled “NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico” (the “2012 Pitarrilla Technical Report”).

The deposit is estimated to comprise Probable Mineral Reserves of 157 million tonnes containing 479 million ounces of silver at an average grade of 95.1 g/t silver, 1,014 million pounds of lead at an average grade of 0.29% lead and 2,722 million pounds of zinc at an average grade of 0.79% zinc, and Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) of 260 million tonnes containing 695 million ounces of silver at an average grade of 82.99 g/t silver, 1,815 million pounds of lead at an average grade of 0.32% lead and 4,146 million pounds of zinc at an average grade of 0.72% zinc, all using a 30 grams per tonne silver cut-off. The Mineral Resources and Mineral Reserves estimates were prepared respectively by Jeremy Vincent, B.Sc. (Hons), P.Geo and by Andrew W. Sharp, B.Eng., FAusIMM and presented in the 2012 Pitarrilla Technical Report, in accordance with the standards of NI 43-101 and the definition standards of the CIM.

San Luis, Peru

A total of $4.0 million was spent during the six months ended June 30, 2013 at our wholly-owned San Luis project in Peru compared to $3.9 million in the six months ended June 30, 2012.

We continue to negotiate with the Ecash community in order to reach alignment on a benefits and surface use agreement over the remaining surface rights required for the project. The Ecash agreement remains a key milestone for us to proceed with the Ayelén vein development. The completion of this land access agreement will enable permit applications to be submitted and a development decision to be made.
During the second quarter of 2013, we signed a five-year extension agreement with the community of Cochabamba granting us access rights to conduct exploration on the community lands that cover the southwestern sector of the 35,000 hectare San Luis mineral property. Also in the second quarter, having received the requisite approvals, we conducted exploratory drilling at the BP Zone, a porphyry copper target located on Cochabamba community lands approximately five kilometers southeast of the Ayelén gold-silver deposit. We diamond drilled two boreholes totaling 1,413 meters in length that tested this target. While the nature of the hydrothermal alteration and the mineralization that was encountered by the drillholes is fairly typical of porphyry copper deposits, metal grades are insufficient to warrant further drilling at this time. Future exploration at the San Luis project will focus on the high-grade gold vein targets that we have identified on our claims within the Cochabamba area.
The San Luis project comprises Proven and Probable Mineral Reserves of approximately 0.5 million tonnes containing 7.2 million ounces of silver at an average grade of 446 g/t silver and 290,000 ounces of gold at an average grade of 18 g/t gold within the Ayelén vein. The Mineral Reserves estimate for the San Luis project was prepared by Steve L. Milne, P.E. of Tucson, USA and presented in a technical report dated June 4, 2010 and entitled "Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru", in accordance with the standards of NI 43-101 and the definition standards of the CIM.

Other Exploration Projects

San Luis del Cordero, Mexico
During the first quarter of 2013, we entered into an agreement with respect to the San Luis del Cordero property in Durango, Mexico. Under the terms of the agreement, we have the option to earn a 51% interest in the property by drilling a minimum of 4,000 meters within the first year, making total cash payments of $1.5 million, and incurring exploration expenditures totaling $3.5 million over the three-year term of the agreement. During the second quarter of 2013, we completed two geophysical surveys and a grid-controlled geochemical survey consisting of 190 rock-chip samples. Data from these surveys is being used to design the diamond drilling program which we plan to execute in the fourth quarter of 2013. We have submitted our permit applications and are awaiting approval to commence the drilling program.
Parral, Mexico
We hold four mineral properties in the mining district of Parral in the southern Chihuahua State, Mexico and are evaluating them for their potential to yield economic silver deposits. Earlier this year, we completed an eight-hole diamond drilling program on the San Patricio property, one of the four properties in the Parral district, and reported on the results of this drilling in the first quarter of 2013. Our ongoing exploration of these properties has involved detailed geological mapping and sampling of outcroppings that host silver-bearing quartz veins and veinlets. Drilling programs are being designed for the Veta Colorada and Palmilla properties, with exploration permit applications being prepared for these programs.

Management's Discussion & Analysis and Conference Call

This news release should be read in conjunction with our condensed consolidated interim financial statements and the MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Thursday, August 8, 2013, at 11:00 a.m. EDT.

Toll-free in North America:	+1 (888) 429-4600
All other callers:	+1 (970) 315-0481
Webcast:	http://ir.silverstandard.com/events.cfm

▪	The conference call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:

Toll-free in North America:	+1 (855) 859-2056, replay conference ID 10673532
All other callers:	+1 (404) 537-3406, replay conference ID 10673532

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

Cautionary Note Regarding Forward-Looking Statements:
Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might,” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of silver and other metals; future costs of inventory and cash costs per ounce of silver; the prices of silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver and other payable metal produced by us; timing of production and the cash and total costs of production at the Pirquitas Mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including future sales of metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production and cost estimates for the Pirquitas Mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium Resources Inc. (“Pretium”), including the price of and market for Pretium's common shares; counterparty and market risks related to the sale of our concentrates and metals; political instability and unexpected regulatory change; potential export tax on production from the Pirquitas Mine; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; our revenue being derived from a single operation; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; governmental regulations, including environmental regulations; non-compliance with anti-corruption laws; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; currency fluctuations; competition for mining services and equipment; competition in the mining industry for properties, qualified personnel and management; shortage or poor quality of equipment or supplies; our ability to attract and retain qualified management to grow our business; compliance with the requirements of the Sarbanes-Oxley Act of 2002; our adoption of IFRIC 20; tightened controls over the VAT collection process in Argentina; increased regulatory compliance costs related to the Dodd-Frank Wall Street Reform and Consumer Protection Act; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings; potential difficulty in enforcing judgments or bringing actions against us or our directors or officers outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas Mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors:

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

Cautionary Note Regarding Non-GAAP Measures:

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including cost of inventory, cash costs and total costs per payable ounce of silver sold and adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our condensed consolidated interim financial statements.